Exhibit 99.1

Dear Shareholder

You have received notification of an Extraordinary General Meeting of the Company to be held on Thursday, September 27, 2012 at the Company’s headquarters at IDA Business Park, Bray, Co.Wicklow. I would like to take this opportunity to outline the purpose of the meeting.

At present the majority of the Company’s shares are held in ‘A’ Ordinary Share form and are traded on the NASDAQ stock exchange in the form of American Depositary Shares (‘ADS’s’) at a rate of 4 ‘A’ Ordinary Shares for each ADS. However, the Company also has 700,000 ‘B’ Ordinary Shares. Under the Company’s Articles of Association these ‘B’ Ordinary Shares have the equivalent rights as 2 ‘A’ Ordinary Shares (i.e. 1 ‘B’ Ordinary Share equals 2 ‘A’ Ordinary Shares). This means that each ‘B’ Ordinary Share has 2 votes at general meetings and has the right to receive dividends and participate in the distribution of the assets of the Company upon liquidation or winding up, at a rate of twice that of an ‘A’ Ordinary Share. Therefore, when the Company is calculating its Earnings Per Share (‘EPS’) these ‘B’ Shares are included at the rate of 2 ‘A’ Shares or 0.5 of an ADS.

The Company has recently been involved in discussions with the ‘B’ shareholders with a view to eliminating this class of share and thus converting all existing ‘B’ Ordinary Shares into ‘A’ Ordinary Shares of the Company. In this regard the ‘B’ shareholders have agreed to exchange each of their ‘B’ Ordinary Shares for 1.7 ‘A’ Ordinary Shares (i.e. at a discount of 15% to their current rights) in order to facilitate this transaction. If this transaction were to take place, it would result in a positive impact on EPS in the future (approximately 0.25%).

In order to achieve this change a number of amendments will need to be made to our Memorandum and Articles of Association. Consequently, under Irish Company Law, the Company is required to call an EGM to put this proposal to you, our shareholders. These amendments are outlined in the two resolutions attached herewith but, in summary, the amendments will allow each ‘B’ Ordinary Share to be exchanged for one ‘A’ Ordinary Share. In addition, a further 0.7 of an ‘A’ Ordinary Share will be granted for each ‘B’ Ordinary Share held. This will result in the current 700,000 ‘B’ Ordinary Shares being replaced by 1,190,000 ‘A’ Ordinary Shares (which is equivalent to 297,500 ADS’s). The resolutions will also allow for the elimination of the ‘B’ Ordinary shareholder category thus simplifying the capital structure.

The Board of Directors is recommending a vote in favour of these resolutions as this will result in a positive impact on EPS whilst at the same time simplifying the Company’s existing capital structure.

As always, I thank you for your continued support.

Ronan O’Caoimh

Chairman

Notice of the Extraordinary General Meeting

Notice is hereby given that the Extraordinary General Meeting of Trinity Biotech plc (the “Company”) will be held at IDA Business Park, Bray, Co. Wicklow on 27 September 2012 at 10 a.m. to consider and, if thought fit, pass the following resolutions as special resolutions.

1.	Subject to the approval by the holders of the issued “B” Ordinary Shares of resolutions proposed at a meeting of the holders of the issued “B” Ordinary Shares held on 27 September 2012, that the Articles of Association of the Company be amended by the insertion of the following new Article 128A after the existing Article 128:

“128A.	Notwithstanding the general authority contained in Article 128, the Directors are hereby authorised to capitalise a sum of US$5,341 (being the equivalent in US$ of the nominal value of 490,000 “A” Ordinary Shares of US$0.0109) standing to the credit of the Company’s profit and loss account and the Directors shall have the power and authority (including, without limitation, for the purposes of Section 20 of the Companies (Amendment) Act 1983) to apply such sum in paying up in full 490,000 unissued “A” Ordinary Shares in the capital of the Company to be allotted as fully paid bonus shares to the holders of the “B” Ordinary Shares in the capital of the Company at close of business on 26 September 2012 on the basis that each such holder of “B” Ordinary Shares shall receive a bonus issue hereunder of 7,000 “A” Ordinary Shares for every 10,000 “B” Ordinary Shares held at close of business on 26th September 2012;

Provided, however, that:

a. the maximum aggregate number of “A” Ordinary Shares to be allotted and issued by way of bonus issue pursuant to this Article 128A shall be 490,000;

b.      the Directors are authorised and directed to take all such action as they consider necessary or desirable to implement the bonus issue of “A” Ordinary Shares on the terms provided for and authorised by this Article 128A; and

c. the authority conferred on the Directors by this Article 128A shall expire at close of business on 31 October 2012.”

2.	Subject to the passing of Resolution 1 and to the allotment and issue of the 490,000 bonus “A” Ordinary Shares provided for in new Article 128A as inserted by Resolution 1, that:

a.	each of the issued “B” Ordinary Shares of US$0.0109 each in the capital of the Company be redesignated as an issued “A” Ordinary Share of US$0.0109 each in the capital of the Company bearing the rights and being subject to the obligations and the restrictions ascribed to “A” Ordinary Shares by the Articles of Association of the Company as amended by Resolution 1 and proposed to be amended by paragraph (c) of this Resolution 2;

b.	the Memorandum of Association of the Company be altered by the deletion of the existing Clause 5 and the replacement thereof with the following:

“5. The share capital of the Company is US$2,187,630 divided into 200,700,000 A Ordinary Shares of US$0.0109 each.”; and

c.	the Articles of Association of the Company be amended by the deletion of the existing Clause 3 and the replacement thereof with the following:

“3. The capital of the Company is US$2,187,630 divided into 200,700,000 “A” Ordinary Shares of the US$0.0109 each (the “A Ordinary Shares”).”

By order of the Board

Kevin Tansley, Company Secretary

Trinity Biotech plc

IDA Business Park

Bray

Co Wicklow

Ireland

4 September 2012

Notes

1.	Any member entitled to attend and vote at this meeting may appoint a proxy who need not be a member of the Company to attend and vote in his/her place. Completion of a form of proxy will not affect the right of a member to attend and vote at this meeting in person.

2.	To be valid, forms of proxy duly signed together with the power of attorney or such other authority under which they are signed (or certified copy of such power or authority), must be lodged with the Company Secretary not later than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.